Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2010	2009	2008
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$9,616	$10,049	$9,735

Less: Dividend Requirements on Preferred Stock	132	134	135

Net Income Applicable to Common Stock	$9,484	$9,915	$9,600

Average Number of Common Shares Outstanding—Basic	10,823	9,647	5,830

Dilutive Effect of Stock Options and Restricted Stock	1	—	—

Average Number of Common Shares Outstanding—Diluted	10,824	9,647	5,830

Earnings Per Share—Basic	$0.88	$1.03	$1.65

Earnings Per Share—Diluted	$0.88	$1.03	$1.65